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                                                                      EXHIBIT 3

                                 July 29, 1997

Dear Stockholder:

  I am pleased to inform you that on July 23, 1997, Nellcor Puritan Bennett Incorporated ("NPB") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mallinckrodt Inc. ("Mallinckrodt") and its wholly-owned subsidiary, NPB Acquisition Corp. (the "Purchaser"), that provides for the acquisition of NPB by Mallinckrodt through the Purchaser at a price of $28.50 per share. Under the terms of the Merger Agreement, the Purchaser has commenced today a cash tender offer to purchase all NPB common stock at a price of $28.50 per share, net cash to tendering stockholders. The tender offer is currently scheduled to expire at 12:00 o'clock midnight New York time on Tuesday, August 26, 1997.

  Following the successful completion of the tender offer, the Purchaser will be merged into NPB and all shares not purchased in the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive in cash the same price per share as paid in the tender offer, without interest.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer, and the merger and has determined that the terms of the tender offer and the merger are fair to and in the best interests of NPB and its stockholders. Accordingly, the Board of Directors unanimously recommends that you accept the tender offer and tender your NPB stock to the Purchaser pursuant to the tender offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Morgan Stanley & Co. Incorporated that the financial terms of the tender offer and the merger are fair to NPB stockholders from a financial point of view as of the date of such opinion.

  Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          Nellcor Puritan Bennett Incorporated

                                          /s/ C. Raymond Larkin, Jr.
                                          President and Chief Executive Officer


Enclosures